File No. 70-10295

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Amendment No. 1 to

FORM U-1
APPLICATION/DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

National Grid Transco plc
1-3 Strand
London WC2N 5EH
United Kingdom

(Names of company filing this statement and
address of principal executive office)

National Grid Transco plc

(Name of top registered holding company)

In the United States, National Grid Transco plc ("National Grid Transco") will file a Schedule TO with the U.S. Securities and Exchange Commission (the "SEC") and holders of the Existing Ordinary Shares and Existing American Depositary Shares are advised to read it when it becomes available as it will contain important information. Copies of the Schedule TO and other related documents filed by National Grid Transco will be available free of charge on the SEC's website at http://www.sec.gov.

Timothy McAllister
Assistant General Counsel
National Grid USA
25 Research Drive
Westborough, Massachusetts 01582
Telephone: (508) 389-4508
Facsimile: (508) 389-3518

(Name and address of agent for service)

The Commission is also requested to send copies of all notices, orders and communications in connection with this matter to:

Markian M.W. Melnyk
LeBoeuf, Lamb, Greene & MacRae, L.L.P.
1875 Connecticut Avenue NW
Suite 1200
Washington DC 20009
Telephone: (202)986-8212
Facsimile: (202 986-8102

        On March 25, 2005, National Grid Transco plc ("NGT") filed this Application-Declaration ("Application") on Form U-1 under File No. 70-10295. This Amendment No. 1 restates the Application in its entirety, except for exhibits previously filed.

Item 1.   Description of the Proposed Transaction

        A.   Introduction

        This Application seeks authorization under the Public Utility Holding Company Act of 1935 (“Act” or “1935 Act”) relating to the repurchase of certain securities to be issued by NGT. The Application also seeks authorization to solicit shareholder consents in connection with a plan to issue certain securities to effect a return of cash. In addition, the Application seeks authorization, as required under the Act, for a consolidation of NGT's ordinary shares.

        B.   Background

        NGT is a registered holding company under the Public Utility Holding Company Act of 1935 (the “Act”). NGT’s ordinary shares are listed on the London Stock Exchange and its American Depositary Receipts (“ADRs”) are listed on the New York Stock Exchange.1

        Through its direct wholly-owned subsidiary, National Grid Holdings One plc (“NGH One”), and that company’s subsidiary, National Grid Holdings Limited,2 NGT owns The National Grid Company plc (“NGC”) and certain other non-U.S. subsidiaries. NGC is engaged in the transmission of electricity in England and Wales. NGC owns and operates a transmission system consisting of approximately 4,500 route miles of overhead lines and approximately 410 route miles of underground cable together with approximately 340 substations at some 240 sites.

        Through NGH One, its subsidiary Lattice Group plc (“Lattice Group”), and its subsidiary Transco Holdings plc, NGT owns Transco plc (“Transco”) and certain other non-U.S. subsidiaries. Transco is the owner and operator of the majority of Great Britain’s gas transportation and distribution system. Transco’s transportation network comprises approximately 4,200 miles of high pressure national transmission pipelines and approximately 170,000 miles of lower pressure regional transmission and distribution systems pipelines. Gas is transported on behalf of approximately 70 “shippers” either to consumers or third party pipeline systems. Transco receives gas from several coastal reception terminals, storage sites, and onshore fields around Great Britain. An interconnector to Belgium links Transco’s own gas transportation system to continental Europe. A second interconnector supplies gas to Eire and Northern Ireland. As well as gas transportation, Transco is responsible for the safety, development and maintenance of the transportation and distribution system. It does not, however, sell gas to consumers. The gas transportation and distribution business in Great Britain is subject to price regulation by the U.K. Gas and Electricity Markets Authority, the same regulator that controls NGC’s transmission rates.

        NGT’s U.S. business is conducted through National Grid USA, a registered holding company and an indirect wholly-owned subsidiary of NGT. National Grid USA is held directly and indirectly by several intermediate registered holding companies. Through its subsidiaries, National Grid USA is engaged in electric transmission and distribution to residential, commercial, and industrial customers in New England and the transmission and distribution of electricity and the distribution of natural gas to residential, commercial, and industrial customers in New York. The National Grid USA group provides metering, billing, and customer services; manages, designs and builds transmission and distribution-related facilities; and provides related products and services including energy efficiency programs for customers.

        National Grid USA owns companies that deliver electricity to approximately 3.3 million customers in New York, Massachusetts, Rhode Island and New Hampshire. These electric public utility companies own and operate approximately 76,000 miles of transmission and distribution lines in New York and New England. The National Grid USA group of companies includes five wholly-owned electricity distribution companies: Niagara Mohawk Power Corporation, Massachusetts Electric Company, The Narragansett Electric Company, Granite State Electric Company, and Nantucket Electric Company, and four other utility companies: New England Power Company, New England Electric Transmission Corporation, New England Hydro-Transmission Corporation and New England Hydro-Transmission Electric Company, Inc.

        C.   The Proposed Transaction

        On August 31, 2004, NGT announced the sale of four U.K. gas distribution networks for £5.8 billion in cash plus approximately £130 million of assumed liabilities. The transactions are subject to certain regulatory consents and approvals including from the U.K. Gas and Electricity Markets Authority, the U.K. Department for Trade and Industry and the U.K. Health and Safety Executive. The Office of Gas and Electricity Markets (“Ofgem”) has issued a detailed timetable, which outlines the consent and approvals process and NGT is targeting completion of the transactions in the summer of 2005. Completion of the transactions is also subject to termination rights, exercisable by each of NGT and the purchasers, in the event of defined circumstances arising which would have a material adverse impact on the distribution networks being sold. In certain of these circumstances breakage fees would be payable by either NGT or the purchasers.

        NGT has indicated that it would provide a one-time return of cash to its shareholders of £2.0 billion from the proceeds of the distribution networks sales. It is expected that the profit from the sale will be significantly in excess of the amount being distributed to shareholders. NGT proposes to effect the return of cash through a mechanism involving a pro rata issuance of “B shares” to shareholders. For the most part, NGT’s proposed issuance of the B shares may be conducted in reliance on prior Commission authorization and the rules under the Act. However, NGT proposes that after issuance it may acquire some or all of the B shares over time (or deferred shares as described below), and such acquisitions may not qualify for the exemption under Rule 42.3 Accordingly, in this Application NGT seeks authorization to repurchase or convert the B shares.4 In addition, NGT seeks authorization to solicit shareholder consents with regard to the issuance of the B shares. If required under the Act, NGT also seeks authorization under Section 6(a)(2) of the Act to conduct a share consolidation, or reverse stock split. NGT’s B share transactions are explained more fully below.

         1.   The B Shares

        The issuance of B shares is an accepted means for U.K. public companies to return cash to shareholders in a way that provides shareholders with choices as to the form and timing of the receipt of funds. NGT would use its share premium account to issue the B shares to existing holders of NGT’s ordinary shares following shareholder approval at an Extraordinary General Meeting (“EGM”) currently scheduled for July 25, 2005. The B shares would rank ahead of the ordinary shares for the payment of dividends and in liquidation and would vote only with respect to matters directly affecting the B share class. Shareholders would receive one B share for every ordinary share that they hold. Holders of NGT ADSs, which represent five NGT ordinary shares, would receive five B shares per ADS.

        Shareholders would be asked to elect either (i) a single dividend on the B shares of 65 pence per share, or (ii) to have their B shares repurchased by JPMorgan Cazenove Limited (“JPMorgan Cazenove”), acting as principal, for 65 pence per share, either immediately after issuance or at a later date.5 A shareholder that fails to make an election or that does not properly complete the election form will be deemed to have elected alternative (i) above: the single B share dividend.

        Shareholders choosing a single dividend for some or all of their B shares will have those B shares for which the election was made converted into “deferred shares” with no voting rights and negligible value once the dividend is paid.6 Shareholders choosing the repurchase option may elect to sell some or all of their B shares to JPMorgan Cazenove acting as principal or to hold their B shares for future repurchase offers. Future repurchase offers would be made at 65 pence per B share. Those shareholders electing to hold their B shares for a period of time will be entitled to a dividend on the B shares at a rate per annum of 75% of 12-month Sterling LIBOR7 (the dividend level used in similar schemes).

        Under the terms and conditions of the B shares, NGT will convert all but not some only of the outstanding B shares into ordinary shares at any time after a date in 2007 to be determined and specified in the circular to shareholders, which is not expected to be more than three years after the issuance date. Conversions of the B shares will be effected by NGT through a reorganization of share capital that would result in the elimination of the B shares though their conversion into ordinary shares. The conversion will be on the basis of one new ordinary share for every (M/65) B shares (where M represents the average of the closing mid-market quotations in pence of the new ordinary shares on the London Stock Exchange, as derived from the Daily Official List (as maintained by the U.K. Listing Authority for the purposes of the Financial Services and Markets Act 2000, as amended) for the five business days immediately preceding the conversion date), fractional entitlements being disregarded and the balance of such shares (including any fractions) shall be deferred shares as described herein.

        As is typical with B share schemes, NGT’s issuance of the B shares will be accompanied by a share consolidation, known in the U.S. as a reverse stock split. Shareholders will receive a reduced number of new NGT ordinary shares to replace their existing shares according to a ratio to be set prior to the EGM. The ratio will be set using the trading price of NGT’s shares immediately before announcement of the details of the transaction and will be designed so that, subject to normal market movements, the share price of the new shares immediately after the £2.0 billion distribution should be approximately equal to the share price of the existing shares immediately beforehand. If NGT did not combine the B share issuance with the consolidation, the value of NGT’s ordinary shares would, all things being equal, be expected to decrease by 65 pence per share immediately after the distribution, and NGT’s per share financial ratios would also be affected. The share consolidation helps to maintain a consistent and less confusing presentation of per share information to the financial markets. The priorities, preferences, voting rights and other terms of the NGT ordinary shares will not change as a consequence of the share consolidation. Because the consolidation affects each shareholder proportionally, the voting power of each shareholder will be unchanged on the issuance of the B shares (subject to fractional entitlements).8

Item 2.   Fees, Commissions and Expenses

        The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application and in connection with the solicitation of shareholder consents related to the issuance of the B shares and the share consolidation are estimated as follows:

Activity	GBP (thousands)	USD (thousands)[9]
Legal, accounting and banking fees Printing and postage U.K. Registrar and U.S. Depositary Other costs, filing fees and contingency Total	2,100 2,650 1,700 550 7,000	4,020 5,072 3,254 1,053 13,399

Item 3.   Applicable Statutory Provisions

        The proposed transactions are subject to Sections 6(a)(2), 12(c) and 12(e) of the Act and Rules 42, 62 and 65 thereunder.

        A.   Issues under the Act

        The proposed B share issuance is subject to the Act. Although economically a dividend subject to Section 12(c) of the Act and Rule 46, the share issuance also is an issuance of securities by a registered holding company subject to Sections 6 and 7 of the Act. The proposed repurchase of the B shares (and the deferred shares) is subject to Section 12(c) and Rule 42. The share consolidation requires consideration under Section 6(a)(2). Lastly, the solicitation of shareholder consents with regard to the B share scheme is subject to Section 12(e) of the Act.

        Notably, the essence of the B share issue, i.e., the return of cash to shareholders, would not reduce NGT’s ordinary share capital and the transaction is wholly consistent with the maintenance of a sound capital structure. The £2.0 billion cash payments would be funded entirely by NGT’s distributable reserves.10 NGT’s equity as a percentage of its total capitalization would remain greater than 30% after the distribution and NGT would retain its investment grade credit rating.11 The proposed distribution would not have an adverse effect on NGT’s financial soundness and NGT would continue to be able to comply with the financing parameters in the Commission’s September 30, 2004 order authorizing the financing program of the NGT group (“September Order”).12

         1.   Dividends

        Section 12(c) of the Act provides that a registered holding company may not “declare or pay any dividend on any security of such company” or “acquire, retire, or redeem any security of such company” in a manner contrary to Commission rules. Rule 46 under the Act provides that dividends paid out of capital or unearned surplus are not permitted, except by express Commission order, but the rule does not restrict the payment of dividends out of retained earnings. As noted above, the proposed distribution would be paid out of NGT’s distributable reserves (generally equivalent to unrestricted retained earnings under U.S. GAAP).

         2.   Issuance of B Shares

        The issuance of B shares by NGT is subject to Section 6 of the Act, which provides that it is unlawful for a registered holding company to issue or sell any security except pursuant to a declaration under Section 7 of the Act that has been permitted to become effective by Commission order. The September Order permits NGT to issue various kinds of securities for general corporate purposes, including preferred stock, other forms of preferred securities and securities convertible into common stock. The aggregate amount of securities issued by NGT may not exceed $20 billion outstanding at any one time, exclusive of short-term debt which is subject to a separate limit. The September Order provides that preferred stock may be issued by NGT directly or indirectly through financing subsidiaries and that:

Preferred stock and other forms of preferred securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by National Grid Transco’s board of directors, and may be convertible or exchangeable into shares of National Grid Transco common stock or unsecured indebtedness. Dividends or distributions on such securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. National Grid Transco may also issue and sell equity-linked securities in the form of stock purchase units, which combine a security with a fixed obligation (e.g., preferred stock or debt) with a stock purchase contract that is exercisable (either mandatorily or at the option of the holder) within a relatively short period (e.g., three to six years after issuance).[13] The dividend or distribution rates, interest rates, redemption and sinking fund provisions, conversion features, if any, and maturity dates with respect to the preferred stock or other types of preferred securities and equity-linked securities of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by National Grid Transco’s board of directors, negotiation or competitive bidding.

        The B shares are preferred stock under the September Order. The aggregate amount of B shares to be issued, when added to other securities issued by NGT under the September Order, would be well within the $20 billion issuance limit in the September Order and would otherwise be consistent with the financing parameters set forth in the order. In particular, the effective cost of money associated with the B shares held for a period of time will be 75% of 12-month Sterling LIBOR, per annum, based upon the 65 pence value per share. This rate is substantially less than the 500 basis point cap over the U.K. or U.S. government-issued securities having a term of three to four years (the projected maximum term that the B shares may be held) included in the September Order. The B shares will be outstanding for a limited period of time, expected to be not more than three years. The September Order provides that preferred stock issued by NGT may have a perpetual duration. The issuance expenses associated with the B shares are expected to be between £6 million and £8 million, including the costs of the shareholder solicitation and the EGM, well within the cap in the September Order of 5% of the principal amount of the securities issued.14 Lastly, as noted above, the issuance of the B shares will not cause NGT’s common equity ratio, computed on a U.S. GAAP basis according to the formula set out in the September Order, to fall below 30%, and NGT’s rated securities will continue to hold investment grade ratings. The B shares, however, will not be rated.

        The B shares will be listed on the London Stock Exchange, but it is unlikely that there will be an active market in the B shares.15 The B shares will entitle the holders to elect to:

        1.     receive an immediate dividend of 65 pence per share (an “Income Election”); or

        2.     sell their B shares immediately for 65 pence per share (an “Initial Capital Election”); or

        3.     wait to sell their shares for 65 pence per share at a later date (a “Deferred Capital Election”); or

        4.     hold the B shares until they are converted into ordinary shares (a “Final Maturity Election”).

        The B shares conform to the generally accepted definition of “preferred stock” which is a class of capital stock that pays dividends at a specified rate and that has a preference over common stock in the payment of dividends and the liquidation of assets. The B shares have these features and other features that will be designated by NGT’s board of directors at the time of issuance and explained in the shareholder circular. The B shares are authorized preferred stock under the September Order.

         3.   Repurchase of B Shares

        The repurchase of the B shares by NGT pursuant to the Initial Capital Election, the Deferred Capital Election, and the Final Maturity Election is subject to Section 12(c) of the Act and Rule 42. Section 12(c), quoted above, restricts the repurchase or redemption by a registered holding company of its securities, except as permitted by rule or order. Rule 42 generally permits NGT to acquire, retire or redeem its securities from unaffiliated parties without a Commission order.16 The B shares would be issued to NGT’s shareholders which generally are unaffiliated with NGT. It is possible, however, that large institutional investors may from time to time hold more than 5% (but less than 10%) of NGT’s shares, typically in a combination of custodial accounts, proprietary accounts and fund accounts. Any repurchase of B shares (or deferred shares) from such large institutional investors would occur according to the terms of the B shares (and the deferred shares) as provided in the Articles of Association and the shareholder circular and the election(s) made by such investors. In other words, the repurchase of B shares (or deferred shares) from an institutional investor that may be affiliated with NGT would be no different from a repurchase of B shares (or deferred shares) from any other shareholder. In such cases, where the acquisition from an affiliate is on the same terms as are applicable to shareholders generally, it is appropriate for the Commission to find that Section 12(c) of the Act is satisfied.17 The September Order at 16 provided similar relief for stock repurchases from affiliates, finding that “Stock repurchases would be conducted through open market transactions and could include the acquisition at arms’-length of National Grid Transco common stock from institutional investors that may have an affiliate interest in National Grid Transco.” In this case, the B shares (or deferred shares) would be repurchased in accordance with their terms and the elections made by shareholders (including default elections). These terms are provided for in the Articles of Association and in the shareholder circular. NGT would not provide different or more favorable terms to affiliated holders of B shares (or deferred shares) and therefore, no detriment could occur to unaffiliated shareholders. There is no substantive reason to distinguish an open market repurchase of ordinary shares that complies with the terms of the September Order from the repurchase of B shares (or deferred terms) under the terms of such shares. Accordingly, NGT requests authorization to acquire, retire, redeem and convert the B shares (and to acquire, retire and redeem the deferred shares) in accordance with their terms.18

         4.   Share Consolidation

        The share consolidation merits analysis under Section 6(a)(2) of the Act, which requires a registered holding company to obtain Commission authorization before it may “exercise any privilege or right to alter the priorities, preferences, voting power, or other rights of the holders of an outstanding security of such company.” Notably, NGT would pursue the share consolidation only upon the receipt of shareholder authorization at the EGM and therefore NGT would not exercise “a privilege or right” to alter the terms of the company’s ordinary shares, but merely execute the decision made by shareholders.

        Further, because the share consolidation changes only the number of issued and outstanding shares, it does not raise the concerns of shareholder discrimination that are the focus of Section 6(a)(2). The proposed share consolidation would reduce pro rata the number of issued and outstanding NGT ordinary shares with no effect on the priorities, preferences, voting power or other rights of NGT’s ordinary shares or any other outstanding NGT security. The gross amount of NGT’s ordinary share capital will not change as a result of the share consolidation. The par value of its ordinary shares, however, will increase as there will be a smaller number of ordinary shares in issue. Each new ordinary share will have one vote, like the existing shares, on the same matters that the existing shares now vote. NGT’s Memorandum and Articles of Association, which describe the rights of the existing ordinary shares, will be reissued and contain identical provisions for the rights of the new ordinary shares.19 It is appears, therefore, that the proposed share consolidation does not trigger a requirement for Commission approval under Section 6(a)(2).

        If, however, the Commission determines that the share consolidation does require authorization under the Act, NGT hereby requests in the alternative that the Commission grant such authorization.20

         5.   Solicitation of Shareholder Consents

        Lastly, the solicitation of shareholder consents for the B share issuance and the share consolidation is subject to Section 12(e) and Rule 62. Section 12(e) provides that:

It shall be unlawful for any person to solicit or to permit the use of his or its name to solicit, by use of the mails or any means or instrumentality of interstate commerce, or otherwise, any proxy, power of attorney, consent, or authorization regarding any security of a registered holding company or a subsidiary company thereof in contravention of such rules and regulations or orders as the Commission deems necessary or appropriate in the public interest or for the protection of investors or consumers or to prevent the circumvention of the provisions of this chapter or the rules, regulations, or orders thereunder.

Among the several rules promulgated by the Commission under Section 12(e), Rule 62 provides that a solicitation of any shareholder consent regarding a security of a registered holding company “in connection with any other transaction which is or will be the subject of any application or declaration filed with the Commission” may not be made unless pursuant to a declaration which has been permitted to become effective.

        Notably, Rule 3a12-3(b) under the Securities Exchange Act of 1934 (“Exchange Act”) exempts securities registered by a foreign private issuer from certain sections of the Exchange Act, including Section 14(a) and the proxy rules thereunder.21 This exemption expresses the Commission’s policy that “home country” rules applicable to proxy solicitations by foreign private issuers will provide adequate disclosure of the proposed transactions. Because a similar exemption under the 1935 Act is not available, NGT has filed this Application seeking authorization to solicit shareholder consents.

        The solicitation will be conducted by mailing a shareholder circular and related communications to be included in Exhibit A to NGT shareholders of record as of a time to be announced in the summer of 2005. The mailing would invite shareholders to vote in person or by proxy at the EGM, which is currently scheduled to occur on July 25, 2005. The fees, expenses and commissions incurred and to be incurred by NGT in connection with the solicitation and related regulatory authorizations are set forth in Item 2, above.

        NGT respectfully requests that the Commission’s order permitting this Application to become effective permit NGT to commence the solicitation of shareholder consents immediately upon the issuance of the Commission’s order herein.

         B.   Conclusion

        The B share issuance described herein is for the most part fully authorized by the Commission in the September Order. The transaction is a reasonable, necessary and appropriate means to return cash to NGT’s shareholders in a manner that provides shareholders with certain options with regard to the receipt of funds. The Application demonstrates that the issuance of the B shares and the return of cash will not adversely affect the financial soundness of NGT and that the repurchase or conversion of the B shares (and the deferred shares) in accordance with their terms is fair and equitable. Wherefore, for all the reasons set forth in this Application, NGT respectfully requests that the Commission authorize the Application and permit the solicitation of shareholder consents, the repurchase or conversion of securities, and the share consolidation, as described herein.

Item 4.   Regulatory Approvals

        No state commission, and no federal commission, other than the Commission, has jurisdiction over the transactions proposed in this Application.

Item 5.   Procedure

        NGT respectfully requests that the Commission issue a notice of the transaction proposed herein forthwith. NGT has tentatively scheduled an EGM for shareholders to vote on the B share scheme on July 25, 2005. To meet that schedule, the printing and mailing of the shareholder circular must commence substantially in advance of the meeting date. Accordingly, NGT respectfully requests that the Commission issue an order granting and permitting this Application to become effective by May 23, 2005 so that the printing and distribution of the shareholder circular is not delayed.

        Applicants waive a recommended decision by a hearing or other responsible officer of the Commission for approval of the proposed transactions and consent to the Division of Investment Management’s assistance in the preparation of the Commission’s decision. There should not be a waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements

Exhibits

A	Draft Shareholder Circular and Letter to Shareholders.*

B	B Share Certificate.*

C	NGT Memorandum and Articles of Association (revised)*

D-1	Opinion of Counsel of National Grid Transco plc**

D-2	Past Tense Opinion of Counsel.*

E	Form of Notice.**

Financial Statements

FS-1	National Grid Transco plc Financial Statements as of and for the Six Months Ended September 30, 2004, incorporated by reference to National Grid Transco’s Report on Form 6-K, filed on November 18, 2004 (SEC File No. 001-14958).

FS-2	Pro Forma National Grid Transco plc Balance Sheet, Income Statement, and Cash Flow Statement (confidential treatment requested).**

* To be filed by amendment.

** Previously filed.

Item 7.   Information as to Environmental Effects

        The proposed transaction involves neither a “major federal action” nor “significantly affects the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

S I G N A T U R E

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicant has duly caused this amended Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 29, 2005	Very truly yours, /s/ Helen Mahy Name: Helen Mahy Title: Group Company Secretary and General Counsel

Endnotes

1   NGT has issued American Depositary Shares (“ADSs”) in the U.S. which trade as ADRs and are held by both individuals and U.S. institutions. As of January 31, 2005, 21,114,412 ADSs, representing 105,572,060 ordinary shares, accounted for approximately 3.42% of NGT’s publicly issued shares.

2   NGH One, National Grid Holdings Limited and Lattice Group plc are FUCOs.

3   For example, an acquisition from an affiliate would not be exempt under Rule 42.

4   Authorization also is requested to repurchase the deferred shares as described infra.

5   Under the repurchase option, JPMorgan Cazenove will offer to buy B shares for 65 pence per share, free of all dealing expenses and commissions. An initial repurchase election may be made by shareholders shortly after the EGM. It is currently envisaged that JPMorgan Cazenove will make further repurchase offers in 2006 and 2007. Following completion of any repurchase offer, JPMorgan Cazenove will have the right to require NGT to purchase from JPMorgan Cazenove at 65 pence per B share, those B shares purchased from shareholders pursuant to the repurchase offer. If NGT does repurchase any B shares from JPMorgan Cazenove, such B shares will be cancelled and will not be held as treasury shares.

6   NGT may repurchase all deferred shares in existence at any time for an aggregate consideration of one pence. NGT may cancel the deferred shares so purchased in accordance with the Companies Act (U.K.).

7   LIBOR refers to the London Interbank Offered Rate, the rate that the most creditworthy international banks dealing in Eurodollars charge each other for large loans.

8   The issuance of ordinary shares at final maturity in connection with the repurchase or conversion of any outstanding B shares also could change proportional shareholder interests, but this is not a result of the share consolidation but rather a consequence of individual shareholder choice with regard to their B share elections.

9   GBP converted to USD at 1.91410.

10   Under U.K. GAAP, although the issuance of the B shares would reduce NGT’s share premium account (the equivalent of the additional paid-in capital account under U.S. GAAP) offset by the increase in share capital, the distributions paid to holders of B shares and the amounts paid upon repurchase of the B shares would be paid from NGT’s distributable reserves. Under U.K. GAAP, distributable reserves are equivalent to retained earnings, plus other reserves that are distributable, less any restrictions on the distribution of earnings. Generally, distributable reserves are the equivalent of unrestricted retained earnings for U.S. GAAP purposes. On a U.S. GAAP basis, the B share issue and distributions and repurchases connected therewith would not reduce the total of NGT’s paid-in capital and additional paid-in capital accounts when compared to the total of paid-in capital and additional paid-in capital before such transactions were undertaken.

11   NGT expects its consolidated common equity ratio to improve as a result of the gas distribution network sales because NGT intends to pay down a significant amount of debt at the Transco and Transco Holdings plc level. See also, Exhibit FS-2, hereto, (submitted under a request for confidential treatment).

12   Holding Co. Act Release No. 27898. NGT's compliance with the financing parameters in the September Order is described in Item 3.A.3., below.

13   Any convertible or equity-linked securities would be convertible into or linked only to common stock, preferred securities or unsecured debt securities that National Grid Transco is otherwise authorized to issue directly or indirectly through a financing entity on behalf of National Grid Transco.

14   U.K. stamp duty is expected to be levied on the repurchase of the B shares at the rate of 0.5% of the value of the B shares, but this tax is not an expense of the issuance.

15   The B shares will not be listed on any securities exchange or quoted on an inter-dealer quotation system in the U.S. and no market for the B shares is expected to develop in the U.S.

16   Rule 42 provides:

A registered holding company or its subsidiary company may acquire, retire or redeem any security of which it is the issuer (or which it has assumed or guaranteed) without the need for prior Commission approval under sections 9(a), 10 and 12(c) of the Act: Provided, This section shall not apply to a transaction by a registered holding company or its subsidiary company with an associate company, an affiliate, or an affiliate of an associate company, or to a transaction by a registered holding company, as defined in Sec. 240.13e-3(a)(3) of this chapter.

17   See e.g., In the Matter of Southern Union Gas Company, et al., Holding Co. Act Release No. 4627 (Oct. 16, 1943) (applying a “fair and equitable” standard to the redemption of securities under Section 12(c) of the Act), and In the Matter of Rochester Gas And Electric Corporation, et al., Holding Co. Act Release No. 4390 (June 29, 1943) (applying a “not detrimental to the public interest or the interest of investors or consumers” standard to a redemption of securities under Section 12(c) of the Act).

18   NGT seeks authorization for the conversion of B shares under a Final Maturity Election in case conversions are restricted under Section 12(c)‘s regulation of the “acquisition, retirement, or redemption” of NGT’s securities.

19   The language of the new Memorandum and Articles of Association will be revised so that its provisions are stated more clearly, but the substantive rights of shareholders will not be changed.

20   See, e.g., FirstEnergy Corp., Holding Co. Act Release No. 27844 (May 5, 2004) (authorizing amendments to the governing documents of FirstEnergy to declassify its board of directors, eliminate certain supermajority voting rights, and to terminate a shareholder rights plan under Section 6(a)(2), even though the changes proposed, other than the termination of the rights plan, would be submitted to shareholder vote).

21   17 CFR § 240.3a12-3.